

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 11, 2014

VIA E-MAIL

Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

   Re: BlackRock Limited Duration Income Trust
     File Nos. 333-194575 & 811-21349

Dear Mr. Burdon:

   We have reviewed the registration statement for BlackRock Limited Duration Income Trust (the "Fund") filed on Form N-2 on March 14, 2014 in connection with the shelf registration of shares of common stock. Our comments are set forth below. For convenience, we have used the captions, page numbers and defined terms used in the registration statement.

PROSPECTUS:

Item 1. Outside Front Cover (page I-1)

1. The second sentence of the second paragraph under Item 1.b. provides that the Fund's objective is to provide current income and capital appreciation. The term "Income" in the Fund's name suggests that the Fund emphasizes achievement of current income. *See* Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 9. Please revise the objective to emphasize the achievement of current income.

2. The third bullet under Item 1.b. states that the Fund may invest in securities rated below investment grade. Please revise the disclosure to explain that "below investment grade" securities are commonly referred to as "junk bonds."

3. The third paragraph under Item 1.b. states that the Fund may invest directly in debt securities or synthetically through the use of derivatives. Please address each of the following:

  a. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

b.   Please explain to us how derivatives will be valued for purposes of calculating
Managed Assets to determine the management fee. We may have additional
comments after reviewing your response.

c.   Please note that to the extent the Fund enters into a derivative contract, it must set
aside an appropriate amount of segregated assets. *See generally* Investment Company
Act Release No. 10666 (Apr. 18, 1979). Please disclose in an appropriate location of
the registration statement an explanation as to how the Fund will segregate assets to
meet its obligations under Section 18 of the Investment Company Act of 1940 (the
"Investment Company Act"). Please include an affirmative statement that if the Fund
sells credit default swaps or credit default index swaps, it will segregate the full
notional value of the swap agreement. Please also note that the Commission has
issued a concept release exploring issues relating to the use of derivatives by funds,
including whether current market practices involving derivatives are consistent with
the leverage provisions of the Investment Company Act. *See* Investment Company
Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the
Commission or its staff could issue future guidance related to derivatives (such as
total return swaps) and leverage, including guidance related to coverage requirements,
which could impact the manner in which the Fund operates.

Item 3. Fee Table and Synopsis (Page I-3)

4. Please delete the parenthetical "(including interest expense)", which appears after the caption
"Total annual expenses".

5. Page I-17 states that the Fund may invest up to 10% of its Managed Assets in securities of
other investment companies. Please include in the fee table a line captioned "Acquired Fund
Fees and Expenses" showing the expenses associated with such investment companies. *See*
Instruction 3(f) to Item 3 of Form N-1A. Alternatively, please explain to us why such a line
item is not required.

6. Page I-18 of the prospectus indicates that the Fund may engage in short sales of securities.
Please confirm that the Fund discloses the expenses associated with short sales (*e.g.*, interest
and dividends paid on short sales) in the fee table as "Other Expenses." *See* AICPA Audit
and Accounting Guide: Investment Companies ¶ 7.108.j. (May 1, 2013).

Investment Policies (Page I-6)

7. The third paragraph of this section provides that the Fund normally has an average portfolio
duration of less than five years. Please provide an example in the summary describing the
effect on the value of the Fund resulting from an increase in interest rates, assuming the Fund
has an average portfolio duration of five years.

Distributions (Page I-8)

8. This section provides that the Fund intends to make monthly distributions of net investment income and annual distributions of any capital gains. If the Fund expects to make return of capital distributions, please disclose that expectation in this section and explain the consequences of return of capital distributions, *i.e.,* that the distribution is a return of the shareholder's original investment (which though not currently taxable will lower his or her basis in the Fund, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Fund shares, even if sold at a loss to the shareholder's original investment).

Special Risk Considerations (Page I-9)

9. This section identifies each of the risks of an investment in the Fund. Please provide in this section a brief description of each principal risk of investing in the Fund.

Credit Default Swap Agreements and Credit Derivatives (Page I-19)

10. The last sentence of this section states that there is no limit on the amount of credit derivatives transactions that may be entered into by the Fund. Please include this disclosure on the cover page of the prospectus.

Subsidiary (Page I-22)

11. This section states that the Fund wholly owns BLW Subsidiary, LLC, a Delaware-domiciled entity. This section further states that the Subsidiary is a taxable entity and that its assets are managed by the Investment Advisor subject to the same investment policies and restrictions that apply to the Fund. We note that the Fund's shareholder report for the fiscal year ended August 31, 2013 discloses that the financial statements of the Subsidiary are consolidated with the financial statements of the Fund. Please respond to the following comments concerning the Subsidiary in which the Fund invests.

    a. Disclose that the advisory arrangement among the Fund, the Subsidiary and the Investment Advisor complies with Section 15 of the Investment Company Act. Please file the advisory agreement concerning the Subsidiary as an exhibit to the registration statement.

    b. Disclose that the Subsidiary complies with the provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

    c. Disclose in the discussion of investment strategy the Fund's investment through a wholly-owned subsidiary. Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

d. Confirm to us that the Subsidiary's expenses, including tax expenses, are included in the Fund's fee table.

e. Please ensure that the Subsidiary and its board of directors sign the Fund's registration statement.

Item 25. Financial Statements and Exhibits (Page I-31)

12. The exhibit list indicates that an opinion and consent of counsel will be filed by amendment. Since the terms of the actual offerings from this registration statement have not yet been authorized by the Fund's Board of Trustees, please confirm that the Fund will file an unqualified legality opinion and related consent of counsel in a post-effective amendment with each takedown from this shelf registration statement. *See* SEC Division of Corporation Finance Staff Legal Bulletin No. 19, text at note 26 (Oct. 14, 2011).

13. The power of attorney filed as Exhibit (s), which relates to 81 funds identified in a table attached to the power of attorney, does not appear to meet the requirement that a power of attorney "relate to a specific filing." *See* Rule 483(b) under the Securities Act of 1933 (the "Securities Act"). If the next pre-effective amendment will be signed by power of attorney, please file as an exhibit a new power of attorney meeting the requirements of Rule 483(b).

GENERAL COMMENTS:

14. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

16. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

17. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

19. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

20. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

   If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

          Sincerely,

          /s/ John M. Ganley

          John M. Ganley
          Senior Counsel

cc: Michael J. Shaffer